EXHIBIT 99.2

FINAL TRANSCRIPT

Thomson StreetEvents℠

Event Date/Time: Oct. 12. 2010 / 1:30PM GMT

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

C O R P O R A T E  P A R T I C I P A N T S

Chuck Triano
Pfizer Inc. - SVP of IR

Frank D'Amelio
Pfizer Inc. - SVP & CFO

Ian Read
Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

Olivier Brandicourt
Pfizer Inc. - President and GM, Primary Care Business Unit

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Gregg Gilbert
Bank of America-Merrill Lynch - Analyst

Chris Schott
JPMorgan - Analyst

Marc Goodman
UBS - Analyst

Gary Nachman
Susquehanna Financial - Analyst

Corey Davies
Jefferies - Analyst

Jami Rubin
Goldman Sachs - Analyst

David Risinger
Morgan Stanley - Analyst

Tim Anderson
Sanford Bernstein - Analyst

David Meritus
Credit Agricole Securities - Analyst

P R E S E N T A T I O N

Operator

Welcome to Pfizer's conference call and webcast to discuss the acquisition of King Pharmaceuticals, Inc. At this time all lines are muted until the Q&A session begins. As a reminder, this call is being recorded. I'd now like to turn the conference over to Mr. Chuck Triano, Senior Vice President of Investor Relations of Pfizer, Inc.

 Chuck Triano - Pfizer Inc. - SVP of IR

Thank you and good morning, everyone. Thanks for joining us today to review this morning's announcement that Pfizer will acquire King Pharmaceuticals. I'm here with Frank D'Amelio, Pfizer's Chief Financial Officer; Ian Read, Group President of Pfizer's Worldwide Biopharmaceutical Business; and Olivier Brandicourt, President and General Manager of Pfizer's Primary Care Business Unit.

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

The slides that will be presented on this call can be viewed on our homepage at Pfizer.com in the investor presentation section in the lower right-hand corner of our home page by clicking on the link -- Pfizer to acquire King Pharmaceuticals.

Before we start, I would like to remind you that our discussions during this call will include forward-looking statements; actual results could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ are disclosed in Pfizer's 2009 annual report on Form 10-K and in our reports on Form 10-Q and Form 8-K.

Also the discussions during this call will include certain financial measures that were not prepared in accordance with Generally Accepted Accounting Principles. Reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in Pfizer's current report on Form 8-K dated August 3, 2010. These reports are also available at our website in the investor's SEC filings section.

Also, please note the additional information regarding the tender offer as detailed on this slide. With that, I'll now turn the call over to Frank D'Amelio. Frank?

Frank D'Amelio - Pfizer Inc. - SVP & CFO

Thanks, Chuck. Good day, everyone. Thank you for joining the call today. We'll be providing further details on Pfizer's proposed acquisition of King which was announced this morning. As always, the charts I'm reviewing today are included in our webcast.

First and foremost, we're very excited about the proposed combination of Pfizer and King and the future potential for the combined company. The proposed acquisition is consistent with our view of business development as an enabler of our growth strategies and is being done with financial discipline, including capital allocation, to the benefit of shareholders. Today's announcement is also consistent with our previous comments regarding the contribution of business development opportunities to our 2012 financial targets.

We believe the acquisition of King is attractive and beneficial from a value creation perspective for several reasons. These are the immediate optimization of King's assets by leveraging Pfizer's scale and business unit structure; King's diversified business portfolio which will further diversify Pfizer's revenue; the combination of King's and Pfizer's pain relief and management business, which will create a broad product portfolio in one of our identified strategic areas of unmet medical need, offering both currently marketed opioid and non-opioid products as well as a pipeline spanning all stages of clinical development; and the fair and prudent valuation which is driving accretion to Pfizer's adjusted diluted EPS and excludes any revenue synergies or any additional cost synergies we may identify later.

Pfizer will promptly commence a tender offer at $14.25 per King share utilizing existing cash. The total consideration net of King's cash and cash equivalents is expected to be approximately $3.3 billion. The closing is subject to customary conditions, including regulatory approval in the US and other jurisdictions, and we are targeting the transaction to close late in the fourth quarter of 2010 or during the first quarter of next year.

Given this timing the transaction will not have any impact on our 2010 financial guidance, but as part of this announcement today we reaffirmed Pfizer's 2012 financial targets. The transaction is expected to be immediately accretive to adjusted diluted EPS in the amount of $0.02 in both 2011 and 2012 and $0.03 to $0.04 annually from 2013 through 2015.

As you can see, King's portfolio provides immediate diversified incremental revenue through its key businesses, which include prescription pharmaceutical business with a leading portfolio of opioids designed to discourage abuse and misuse; the Meridian auto-injector business for emergency drug delivery, which develops and manufactures the EpiPen and is a long-term critical supplier of auto-injector products to the US Department of Defense; and an Animal Health business that offers a variety of feed additive products for a range of species.

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

King's businesses are complementary to and strategically aligned with Pfizer's Primary Care, Established Products, and Animal Health business units. We believe the transaction is attractive to shareholders, fairly values both King's in-line portfolio as well as its product pipeline and represents a prudent, disciplined use of our capital. In addition, a portion of the initial projected cost synergies are expected to cover the premium offered in the transaction. And we expect to achieve additional synergies through both revenue and further cost savings opportunities.

We believe that there are meaningful cost savings opportunities to be realized which we initially project at a level of at least $200 million. We expect that these savings will be achieved from the operating expense base and will be driven by corporate G&A and pharmaceutical and animal health marketing and promotion. We also expect 50% of these savings to be realized in the first year after the closing of the transaction, 75% in the second year, and 100% by the end of the third year.

We intend to maximize King's assets by maintaining parts of its infrastructure where it makes sense and continue to assess cost savings opportunities associated with this transaction.

To summarize, King's assets map directly to Pfizer's current business unit structure and provide an improved business profile through revenue and business mixed diversification; enhanced presence through a broader portfolio and strategically important pain therapeutic area; potential upside driven by novel abuse-deterrent pain technologies and the opportunity for cost savings.

We believe the acquisition is financially attractive and that it is projected to be immediately accretive to adjusted diluted EPS beginning in 2011; potentially provides attractive revenue synergy opportunities as a result of Pfizer's scale and competitive strengths; and supports our 2012 financial targets, which we are reaffirming. And I would add that we will continue to be opportunistic regarding additional business development opportunities going forward. And now, Chuck, I'll turn it back over to you for Q&A.

Chuck Triano - Pfizer Inc. - SVP of IR

Thanks, Frank. And at this point, operator, if you could please poll for questions, thank you.

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions). Gregg Gilbert, Bank of America Merrill Lynch.

Gregg Gilbert - Bank of America-Merrill Lynch - Analyst

Good morning, Frank and team. A couple quick ones. As you think about potential for revenue synergies, what's the low hanging fruit from your perspective? Is it contracting or something else? Secondly, can you comment on the level of diligence you did on Remoxy and the rest of the abuse-deterrent pipeline? It's an area that we've been excited about for some time, but curious what you got to take a look at.

And lastly, on synergies I'm looking at a company that was going to spend close to $650 million this year and next on SG&A and R&D. I understand the $200 million in synergies is preliminary, but can you comment on the disconnect there? Thank you.

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

This is Ian Read speaking. Look, on the synergies, I think the low hanging synergies are taking their -- Pfizer's products such as Lyrica and Celebrex and putting in their specialized pain field force and vice versa, taking their patch, the Flector Pain Patch, and putting it in our GP field force to promote alongside Celebrex. So those are the two immediate synergies we see.

Frank D'Amelio - Pfizer Inc. - SVP & CFO

And on the diligence level for Remoxy, I think the short answer is we did a lot of diligence, we had a lot of our -- I'll call our technical folks involved in the process, and we're comfortable with basically where we are and where we think this is on a going forward basis. On the synergy level we talked of at least $200 million from operating expenses on a total expense base of give or take about $650 million, just as you said, Gregg. So call that about 30%.

We clearly think there are additional opportunities in that area as well as synergies -- as well as revenue synergies, which is what Ian mentioned. But given where we are in the process, we wanted to make sure we put a number out there that we were comfortable with. And to the extent that there's more, we will not just only get the $200 million but we'll get whatever else is out there.

Operator

Chris Schott, JPMorgan.

Chris Schott - JPMorgan - Analyst

Great, thanks. Just a few more. First, can you just give us your priorities for biz dev from here? Should we be thinking of deals of this size and commercial stage as to the type of transactions that we should think about Pfizer pursuing going forward?

Second question is -- following this deal can you remind us where Pfizer's cash position will be and specifically where its US cash position will be?

And then finally, can you give us a better sense of the focus that's going to be placed on the King portfolio of assets? I guess broadly speaking, will the aggregate salesforce details supporting King products increase, decrease, or stay the same from current levels? I know it might be different individuals detailing it, etc., but once the deal is closed will that aggregate detail be going up, going down, or staying the same? Thanks.

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So I'll handle the first two and then, Ian, you'll handle the third question. So, I think terms of priorities with biz dev going forward, they're no different than what the priorities have been and will continue to be. At a macro level, we don't few business development as a strategy in and of itself.

We view it as an enabler of our strategies and we will continue to bias our business development in the areas that we think present the most opportunity for us today -- emerging markets, established products, and our [investment] areas. And we continue to view that in a bolt-on way, which is very similar to what I've talked about to you all including on our last earnings call. So that's kind of the way you should think about prioritization for business development on a going forward basis.

In terms of the cash position and US cash position, I said in my opening remarks that we were funding this acquisition in cash, using existing cash. And as you know, more of our cash is generated outside the US than inside the US, but we have the ability

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

to do what we need to do relative to running the Company and allocating capital appropriately to maximize our overall total shareholder return. Ian?

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

So on the focus of the integration, it's a company that allows us, given our business unit structure, to take them and integrate them into Pfizer relatively easily. The Post LOE products will go into our established products business; the animal health part will integrate to Animal Health; and the core ongoing innovation products will go as part of Primary Care.

We're extremely impressed with their skilled field force is focused on pain specialists. We'll continue to use that field force. As I said, add one or two of our products into that field force, and then add substantial sort of field force to reflect or patch. So overall the field force support will probably increase over time.

Operator

Marc Goodman, UBS.

Marc Goodman - UBS - Analyst

Yes, I guess first question is on EpiPen. Can you give us your thoughts around the exclusivity of that product, how you think about potential competition for that product? And second of all, can you comment on any of the other products in the pipeline besides Remoxy that you're excited about? Thanks.

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

Well, we believe the product in the marketplace has a very high brand awareness and the technology is sophisticated. We don't believe that we'll see an A/B rated product anytime soon. The second part of the question was --?

Frank D'Amelio - Pfizer Inc. - SVP & CFO

Other than Remoxy relative to the pipeline.

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

Well, I think we like all of the technology, the naltrexone technology as well, that's coming through. We're excited about the mix of products they have to offer in the pain relief abuse-deterrent products.

Operator

Gary Nachman, Susquehanna Financial.

Gary Nachman - Susquehanna Financial - Analyst

Good morning; a couple of questions. First, is there any overlap in the Animal Health business that would pose any antitrust issues potentially? And can you just give us your big picture views on the abuse-deterrent opioid market? Embeda has gotten off to a slower start than most thought, but when do you think that market could really potentially take off?

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So I'll answer the first question and then Ian and Olivier will handle the second question. On overlap in Animal Health, let me bump it up a level and say that obviously the deal is subject to I'll call it customary closing conditions, which includes completing the tender offer and obviously regulatory approvals in the US and outside the US.

We do not expect to have to get regulatory approvals outside the US in jurisdictions like China, Canada, and Australia which were jurisdictions where we did need approval with the Wyeth acquisition and which involved Animal Health. So we view the deal as complementary. I obviously don't want to speak for any of the regulatory authorities, but we believe the deal is complementary and we do expect to proceed and get approval.

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

Olivier, do you want to --?

Olivier Brandicourt - Pfizer Inc. - President and GM, Primary Care Business Unit

So on the pain market -- we see the pain market growing quite significantly in the coming years. As you probably know, Pfizer is already one of the largest companies with the largest market share in pain with Lyrica and Celebrex. So we see the complementary their portfolio being very positive in offering other solutions to our customers.

So we are excited by, of course, Embeda and Avinza and, as Ian mentioned before, we're going to put Flector Patch in our primary care division with Lyrica and Celebrex, while we are putting Lyrica and Celebrex in the pain specialist division. So we see us growing that pipeline and that portfolio significantly in the coming years.

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

Yes, and from a point of view of abuse-deterrent marketplace, I think it will be positive, Pfizer's presence and its market development and its reputation being brought into that marketplace to continue to help to develop those types of treatments.

Operator

Cory Davies, Jefferies.

Corey Davies - Jefferies - Analyst

Thanks, I have two questions. The first just to carry on with that abuse-deterrent space because it sounded like you cited that as potential upside, so the question is how much weight did you place in the valuation on that? And any thoughts on the asset duration expectations within the abuse-deterrent space? And with the due diligence that you did on intellectual property, how long do you think that you can exclude generics from this space?

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So I'll handle the first question -- it's Frank -- and then I'll let Ian handle the second question. In terms of the valuation and how much value we placed on the abuse-deterrent space, I think the way I'll answer that is by saying one of the nice things about the valuation of the Company is there's a lot of building blocks that all kind of make up the overall valuation. There is no one

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

or two building blocks that really drive the majority of the valuation. It's very nicely, evenly spread across the overall business. So that was one of the things that was quite attractive to us.

Ian Read - Pfizer Inc. - SVP & Group President, Pfizer Biopharmaceutical Businesses

Yes, and I think on the technology as we continue to develop it and launch it, we believe there is substantial life in the Embeda and the Remoxy technology and that now [Tronetech] technology. So we don't expect to see substantial A/B rated competition.

Operator

Jami Rubin, Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

Thank you. Frank, good morning. Congratulations. It just seems that with this deal you announced today and with the announcement last week that you're considering strategic alternatives for Capsugel, that the management team is taking a much closer look at Pfizer's overall portfolio with the view hopefully that there are no sacred cows.

So I'm wondering if you could just comment on potential for continued strategic -- considering strategic alternatives with your businesses. Obviously with King you're picking up Animal Health and the EpiPen business. If you could just talk about potential opportunities to maybe spin some of those businesses out or do you think the Capsugel news is more just an isolated event?

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So Jami, first in terms of some of the assets we're acquiring from King that you mentioned, we first and foremost want to work with King and maximize the value of those assets. That's we're all about doing relative to the King acquisition. So I want to make sure I punctuate that.

In terms of I'll call it our other assets, kind of Pfizer core, from my perspective we're doing what we said we were going to do, which is manage the business, run the Company based on what's best from a total shareholder return perspective, examine our portfolio, look at the opportunities within the portfolio, look at the synergies that exist among our portfolio, and do what's right from an overall portfolio management perspective.

We have, we are, and we will continue to really spend time in this area, it's not that we've changed anything, and we'll continue to do what we think is best on a going forward basis. But remember, always in the context of what do we think is best from a total shareholder return perspective?

Operator

David Risinger, Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Good morning, everyone. Congrats on the deal. Let me ask a couple questions. I guess first in terms of the process, could you just walk us through your dialogue with King and the competitive process?

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

Second, with respect to Purdue's tamper-resistant OxyContin, could you just comment on that and what we should expect in terms of the competitive landscape?

And then finally, in terms of accretion, it was surprising to me that you mentioned the EPS accretion would be flat at $0.02 in 2011 and also $0.02 in 2012. Is there anything negative that you expect to be happening to the business in 2012 such that incremental synergies over the course of time wouldn't yield higher EPS accretion in 2012? And I'll leave it there.

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So it's Frank. I'll take the first and third part and then Olivier will take the second question. So on the process dialog, the way I'll answer it is by saying it was kind of what you'd expect -- the typical process dialog, a lot of healthy conversation, a lot of back-and-forth conversation, a lot of detailed conversation, the kinds of conversations and put -- put-and-take and back-and-forth that you would expect relative to a transaction like this. And obviously when we tender the offer, when the offer is commenced, a lot of this will be filed and it will all become public. So that's how I'd answer that.

On accretion, I said $0.02 in '11 and '12, $0.03 to $0.04 in '13, '14, '15. There is no -- there are no negatives, Dave. Quite frankly it's me wanting to put numbers out there with Jeff and the team that we're going to deliver and hopefully from not only delivering on those numbers but provide some upside from those numbers.

And remember, even though it's $0.02 it doesn't mean the number isn't increasing. Every penny for us pretax is $115 million.  So the numbers are increasing but you get into some rounding. So $0.02 the first couple years, $0.03 to $0.04 a couple years after that, and obviously if there's more there to get, we will get it. Olivier?

Olivier Brandicourt - Pfizer Inc. - President and GM, Primary Care Business Unit

Yes, on the second question, as you know, OxyContin today as a new formulation has exactly the same label as the previous formulation. So in our case we think Remoxy will have take advantage of what we have for Embeda, which includes being able to talk about the technology. Granted, it's a different technology than what we have in Embeda. Remoxy benefits from the ORADUR technology.

And also something we have for Embeda which we plan to have Remoxy are the [liking] study results. So we see in the short term to have a slight advantage when it comes to labeling versus OxyContin. On the longer-term, as you know, because nobody can really claim abuse-deterrent benefit until we have proven that to the regulatory authorities through long-term epidemiological studies.

And there is a meeting on October 21 where manufacturers are actually called upon presenting the design of how to best achieve that. So I think that's how I will answer the question regarding competition versus OxyContin.

Operator

Tim Anderson, Sanford Bernstein.

Tim Anderson - Sanford Bernstein - Analyst

Thank you, I have a couple of questions. King has some medical device exposure through its Meridian division. Can you talk about Pfizer's potential interest in medical devices going forward or medical device as an area where Pfizer might seek further expansion?

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

Second question -- a broad question just on Pfizer's structure going forward over the next five years. It sometimes comes up that Pfizer should split itself up into truly separate smaller companies. From what I understand, this may have been something that management and the Board considered at some point in the past.

But when I see acquisitions like today, it seems like it might be pushing Pfizer more in the direction of getting bigger, not smaller.  So the question is -- is it at all realistic to think that Pfizer might at some point in the future split itself up in any sort of significant way?

Frank D'Amelio - Pfizer Inc. - SVP & CFO

Tim, it's Frank. I'll handle both of these questions. On the medical device question, I think the way I'll answer that is by saying what we've said, what I've said is we really want to focus on the areas that we currently do business in. And obviously that has expanded with the Wyeth acquisition and now obviously with the King acquisition.

So we'll continue to stay focused in the areas we do business in. I never rule out the possibility of doing something in adjacent space, but we really want to stay focused in the areas that we've talked about before and really stay I'll call it in our core space, which is what we believe we do best. That's how I'd answer that.

On the notion of bigger, smaller, splitting up, not splitting up, my reaction is similar to what I said to Jami before, which is we have no preconceived notion relative to what we should or shouldn't do other than manage the Company for what's best from a total shareholder return perspective. And that's what we're all about doing.

We do think there are clearly benefits to having size and scale and realizing those benefits, but we also think that when all is said and done we need to manage this as a portfolio. And to the extent that we can get a series of business units where one plus one plus one equals a number that the whole exceeds, that's how we'll run the Company. And to the extent that it doesn't, then we'll obviously review what actions are appropriate. But all of this will be driven based on what's best from a return perspective and without any preconceived biases.

Chuck Triano - Pfizer Inc. - SVP of IR

I think we have time for one more question, operator.

Operator

David Meritus, Credit Agricole Securities.

David Meritus - Credit Agricole Securities - Analyst

Great, thank you and congratulations. Mine's a really basic housekeeping question. Are there any change of control provisions on any of the existing King deals, specifically Remoxy, but anything that you're aware of that we should be aware of?

Frank D'Amelio - Pfizer Inc. - SVP & CFO

So it's Frank. I think the short answer to that question is no and that's pretty much it. So the short answer is no, we're not aware of anything in that area.

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F I N A L T R A N S C R I P T
Oct. 12. 2010 / 1:30PM, PFE - Pfizer Conference Call to Discuss Acquisition of King Pharmaceuticals, Inc.

Chuck Triano - Pfizer Inc. - SVP of IR

Great. Thank you for your attention, everybody. Thanks for dialing in.

Frank D'Amelio - Pfizer Inc. - SVP & CFO

Thanks, everyone.

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